Matthew B. Hemington +1 650 843 5062 HEMINGTONMB@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Everspin Technologies, Inc. in connection with Registration Statement on Form S-1 Confidentially Submitted on August 16, 2016

August 16, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:    Amanda Ravitz

Re:	Everspin Technologies, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Confidentially Submitted on August 16, 2016

CIK No. 0001438423

Ladies and Gentlemen:

On behalf of Everspin Technologies, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering contemplated by to the Company’s draft Registration Statement on Form S-1, confidentially submitted to the Commission on August 16, 2016 (the “Amended Registration Statement”), to be used for assessing stock-based compensation expense related to stock options granted to employees, as well as historical information with respect to the estimated fair value of its common stock since December 31, 2014. The Amended Registration Statement updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on May 13, 2016, as amended by Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on July 8, 2016.

The Amended Registration Statement was submitted in response to comments received from the Staff by letter dated July 22, 2016, with respect to the Registration Statement. The information provided herein is being submitted in response to comments received from the Staff by letter dated June 9, 2016, with respect to the original filing of the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 16, 2016

Page Two

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5062 rather than rely on the U.S. mail for such notice.

Staff Comments and Company Responses to June 9, 2016, Comment Letter

Critical Accounting Policies and Estimates

Stock-based Compensation, page 52

7.	Please tell us your estimated IPO price range. To the extent that there is a significant difference between the fair value of your common stock on option grant dates during the past 12 months and the estimated IPO price range, please explain to us each significant factor contributing to the difference.

Response:

The Company respectfully advises the Staff that it expects to include an anticipated price range in an amendment to the Registration Statement that would be filed before the commencement of the road show, which the Company anticipates could commence as soon as [*]. The anticipated price range is subject to market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering. Based in part on information provided by the underwriters in preliminary discussions in mid-August 2016, the Company currently estimates that the anticipated preliminary offering price range would be in the range of $[*] to $[*] per share. Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split that the Company expects to implement.

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during 2014, 2015 and the interim period in 2016. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for the remainder of 2016.

Cooley LLP    3175 Hanover Street    Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 16, 2016

Page Three

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations and consideration of other factors, which are described below. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the preferred stock relative to those of the common stock;

•	equity market conditions affecting comparable public companies;

•	the likelihood and timing of achieving a liquidity event for the common stock, such as an initial public offering given prevailing market and semiconductor sector conditions; and

•	that the grants involved illiquid securities in a private company.

The valuations used by the Company were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•	Option Pricing Method – Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method – The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for the valuation performed for December 31, 2014. Beginning in December 2015, the Company has used PWERM to determine the estimated fair value of the Company’s common stock.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 16, 2016

Page Four

The value of the common stock was as follows for each of the noted independent valuations:

Valuation Date	Fair Value of Common Stock
December 31, 2014	$0.18
December 31, 2015	$0.52
May 1, 2016	$0.61

In connection with the preparation of the financial statements for the Company’s proposed initial public offering, the Company determined that, for accounting purposes, a reassessment of the fair value of its common stock used for option grants in 2015 was appropriate. For purposes of reassessing the fair value of the Company’s common stock at the various grant dates in 2015 the Company determined that there was no single event that caused the increase in the fair value of the Company’s common stock over the course of the year. The Company took into consideration the fair value from the December 31, 2014 to the May 1, 2016 independent valuations and various factors such as its current and expected financial results as well as the Company’s improvement in prospects for a liquidity event, in determining the estimated fair value of its common stock at each grant date since January 1, 2015. Given the Company’s growth and the market’s awareness of its products, the Company interpolated the fair value of its common stock between the various valuation dates and used that estimated fair value to record stock-based compensation for its equity awards for each reporting period. In addition, given the progress made towards achieving an IPO event in 2016, the Company estimated that the common stock fair value had increased from $0.61 per share at May 1, 2016 to $0.65 per share at July 12, 2016. The fair value on each of the grant dates in 2015 and 2016 was as follows:

Grant Date	Number of Options Granted	Exercise Price	Deemed Fair Value of Common Stock
January 13, 2015	379,000	$0.17	$0.20
March 10, 2015	555,000	$0.17	$0.23
April 21, 2015	1,281,000	$0.17	$0.26
August 4, 2015	835,000	$0.18	$0.37
October 27, 2015	170,000	$0.18	$0.44
July 12, 2016	8,039,239	$0.61	$0.65

As the latest common stock valuation as determined by the Company of $0.65 per share approximates the preliminary estimated offering price range discussed above of $[*] to $[*] per share, the Company respectfully advises the Staff that there is no significant difference that requires further discussion or analysis.

Financial Statements

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 16, 2016

Page Five

Note 9. Related Party Transactions

Joint Development Agreement – GLOBALFOUNDRIES, page F-24

14.	Please disclose the per share value of your common stock as of year-end that was used to value the shares issued for compensation. To the extent that there is a significant difference between this fair value and your estimated IPO price range, please explain to us each significant factor contributing to the difference.

Response:

The Company respectfully advises the Staff that the estimated fair value of the common stock issued to GLOBALFOUNDRIES is remeasured at each reporting date using the same approach and manner as discussed in response to Comment 7 immediately above.

Please contact me at (650) 843-5062 with any questions or further comments regarding the information discussed in this letter.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.